# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blueport Acquisition Ltd, CIK 0002064177
CUSIP: G1792A100
Title of class of securities: Class A ordinary shares (par value .0001)
Address of issuer's principal executive offices: 366 MADISON AVENUE, 3RD FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 01/15/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1376474-25-000950
Filed by CIK 0001891626

## Reporting persons
- Feis Equities LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company
- Lawrence M. Feis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blueport Acquisition Ltd
Address of issuer's principal executive offices: 366 MADISON AVENUE, 3RD FLOOR, NEW YORK, NEW YORK 10017

## Item 2. Person Filing
Name of person filing:
(i) Feis Equities LLC
(ii) Lawrence M. Feis
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
1740 Waukegan Road
Suite 206
Glenview, Illinois 60025
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The percentage set forth in row 11 of the cover page for each Reporting Person is based on 5,947,250 Class A ordinary shares outstanding as of December 17, 2025, as reported by the Issuer in its 10-Q filing for the period ending September 30,2025, filed with the Securities and Exchange Commission on December 17,2025.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Feis Equities LLC: Lawrence M. Feis, Managing Member LLC (01/20/2026)
- Lawrence M. Feis: Lawrence M. Feis, Individual (01/20/2026)